August 20, 2024

Morgan Stanley Pathway Funds

2000 Westchester Avenue

Purchase, NY 10577

Re:  Registration Statement Filed on Form N-14 under the Securities Act of 1933

Ladies and Gentlemen:

We hereby consent to the references to our Firm and the discussion of our Firm’s opinions regarding certain tax matters (the “Opinions”) in Morgan Stanley Pathway Funds’ Registration Statement filed on Form N-14 (the “Registration Statement”) under the Prospectus/Information Statement heading “Federal Income Tax Consequences of the Reorganizations.” In giving this consent, we do not concede that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder. Further, we hereby consent to the filing of the Opinions as exhibits to the Registration Statement.

Very truly yours,

/s/ Morgan, Lewis & Bockius LLP